March 19, 2010

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated December 18, 2009

Brasil Telecom S.A.

Form 20-F/A for Fiscal Year Ended December 31, 2008

Filed August 7, 2009

Form 6-K/A

Furnished October 19, 2009

File No. 1-15256

Dear Mr. Spirgel:

By letter dated December 18, 2009, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments on the Form 20-F/A filed on August 7, 2009 (the “2008 Form 20-F/A”) and the Form 6-K/A furnished on October 19, 2009 (the “Form 6-K/A”) by Brasil Telecom S.A. (the “Company”). This letter provides the Company’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments.

Form 20-F/A for Fiscal Year Ended December 31, 2008

Notes to the Consolidated Financial Statements

1. Operations, page F-8

Litigation Release and Settlement Instrument, page F-11

1.

We note your response to prior comment 3. Clarify whether you had previously accrued for this contingency and, if so, the timing and income statement classification of the accrual. We do not believe that Telemar’s payment of the settlement should be recorded as a gain for US GAAP. It appears to us that

Telemar’s willingness to settle the contingencies on your behalf indicates that they had concluded that the acquisition would receive regulatory approval. Because the payment was made in anticipation of Telemar’s acquisition of you, if appears that it should be recorded as a capital contribution and that the expense of settling the contingency should be reflected on your financial statements. Please revise or advise. In addition, if true, please confirm that you were not required to repay the settlement amount to Telemar under any circumstances.

The Company advises the Staff that prior to the acquisition of the Company by Telemar, the Opportunity Parties/Banco Opportunity (“Opportunity”) had outstanding claims against the other entities that were principal shareholders of the Company at that time, and the Company and Opportunity had outstanding claims among them. Telemar was unwilling to enter into an acquisition agreement with the then-controlling shareholders of the Company unless the outstanding claims among Brasil Telecom and its direct and indirect shareholders were settled. In order to conclude the negotiation of the purchase agreement, Telemar entered into two separate and legally independent agreements with the Company and Opportunity, respectively: (1) a Public Instrument of Transaction, Renunciation, and Settlement (the “Public Settlement Agreement”) with Brasil Telecom Holding, Brasil Telecom, Opportunity and certain of their affiliates under which Brasil Telecom Holding, Brasil Telecom, Opportunity and these affiliates agreed to settle the current claims against each other and release any unasserted claims in exchange for the payment by Telemar to Brasil Telecom Holding and Brasil Telecom of R$176 million, and (2) a Private Instrument of Agreement (“Private Settlement Agreement”) with Opportunity under which Opportunity Fund and these affiliates agreed to settle the current claims against the Company’s other principal shareholders in exchange for the payment by Telemar to Opportunity of R$139 million.

Pursuant to the Public Settlement Agreement and the Private Settlement Agreement, separate non-refundable payments were made by Telemar directly to the Company and Opportunity. These payments were not contingent upon the acquisition of the Company by Telemar. The Company advises the Staff that the approval process in Brazil for this transaction was not perfunctory, since it involved relevant changes to Brazilian law addressing telecommunications concessions, as well as the approval by the National Telecommunications Agency (Agência Nacional de Telecomunicações), the Brazilian federal telecommunications regulator, and the Brazilian anti-trust authorities. At the time that the payments were made, the acquisition of control of Brasil Telecom Holding and Brasil Telecom by Telemar was not permitted by Brazilian regulations in force, which prohibited the purchase of control by a company holding a concession to provide fixed-line telephone services (Serviço Telefônico Fixo Comutado) in one of the three service region into which Brazil has been divided by another company with a fixed-line telephone services concession operating in a different service region of Brazil. Telemar operates in Region I of Brazil and Brasil Telecom operates in Region II of Brazil. The Presidential Decree which approved the new Plan of Grants (Plano Geral de Outorgas) applicable to the fixed-line telecommunications industry, allowing a concessionaire to acquire control of a second concession for the provision of fixed-line telecommunications services in a different service region of Brazil, was not approved until November 20, 2008 and Telemar and the Company had no assurances prior to that date that this change in law would be approved.

The below discussion addresses the accounting for the payments to the Company and Opportunity separately.

Payments by Telemar to the Company:

As described above, the payments made by Telemar directly to the Company were in exchange for an agreement by the Company to abandon its claims against Opportunity. These claims principally related to requests for reimbursement of expenses incurred by the Company and recorded as charges in the income statement during the time that the Company was managed by Opportunity pursuant to an agreement with the other principal shareholders of the Company and prior to August 2005 when Opportunity was removed from the management of the Company by the other principal shareholders. The successor management of the Company believed that these expenses represented costs incurred as a result of the mismanagement of the Company by Opportunity. Given the nature of these claims, the Company believes that the payments under the Public Settlement Agreement are effectively reimbursements of expenses that were originally charged to the Company’s income statement in prior years and consequently, the recognition of these payments as a gain is appropriate. The Company understands that this would be the accounting treatment in the event that the Company had pursued these claims and received a favorable judgment which would have resulted in a payment to the Company directly from Opportunity. Opportunity also had claims against the Company related to annulment of the decisions of the Boards of Directors of the Company and its subsidiaries removing Opportunity from the management of the Company and its subsidiaries and seeking to reinstate Opportunity in the management of the Company and its subsidiaries. Based on the nature of the claims against the Company and its subsidiaries, these claims were not expected to result in financial losses to the Company. The Company also confirms that it was not required to repay to Telemar the amounts the Company received under the Public Settlement Agreement under any circumstances.

Payments by Telemar to the Opportunity:

As described above, the payments made by Telemar to Opportunity were in exchange for an agreement by Opportunity to abandon its claims against the Company’s other principal shareholders. The claims related to losses arising from the removal of Opportunity from the management of the Company by the other principal shareholders and a request to have Opportunity reinstated as management of the Company. The Company did not accrue for any contingency related to these claims since the Company was not the defendant in these lawsuits as the claims principally related to actions taken by the other principal shareholders of the Company directly against Opportunity or through the Board of Directors of the Company resulting in the removal of Opportunity from the management of the Company. Based on the nature of the claims against the Company’s other principal shareholders, these claims were not expected to result in financial losses to the Company. Given the above discussion, we believe that in the event that these claims resulted in a judgment in favor of Opportunity, the payment, if any, would have been made by the other principal shareholders of the Company. We understand that the payments made by Telemar to Opportunity did not relate to expenses of the Company and were not made on behalf of the Company and, consequently, should not have been accounted for as an expense of the Company.

Note 35. Subsequent Events, page F-79

d) Provision for Contingencies, page F-83

2.	We note your response to prior comment 4. With respect to the tax claims, tell us your legal basis for offsetting the ICMS tax credits against the amount of ICMS owed. Describe these credits for us in more detail and tell us why you believed you were entitled to deduct them. Tell us why your analysis of the credits prior to January 2009 differed from the historical treatment of the credits by Telemar.

The Company advises the Staff that the value-added tax (“ICMS”) is a state tax assessed by each Brazilian state and that and each state of Brazil maintains specific legislation and regulations for ICMS calculation purposes. Under the ICMS regulations, telecommunications companies must pay ICMS on every transaction involving the sales of the telecommunications services it provides. These regulations also allow telecommunications companies to record ICMS credits for each of their purchases of assets used in their operations and to apply these credits to reduce the ICMS amounts they must pay when they sell their services.

Prior to February 2009, the Company used ICMS credits earned on the consumption of electrical energy that was purchased in connection with the operating activities of the Company to offset the amounts of ICMS tax payable by the Company. Such procedure had been adopted based on both the Company’s and its legal counsel interpretations that the provisions of Brazilian Complementary Law No. 87/96 allowed the offset because the ICMS is assessed non-cumulative basis, meaning that companies may offset their ICMS tax obligations with the amount of ICMS taxes paid by suppliers of assets used in their operations, and no adverse legal precedent had been rendered in any of the nine states of Region II in which the Company held concessions. The treasury departments of several of these states assessed the Company regarding its use of the these ICMS tax credits, claiming that the procedure adopted by the Company for registering these ICMS credits was not in accordance with the applicable state law, and the Company contested these assessments in administrative and judicial proceedings.

Prior to 2006, Telemar used a similar procedure to offset ICMS tax credits of the same type against ICMS payable by Telemar. Similar to the experience of the Company, the treasury departments of several of the 17 states in Region I in which Telemar held concessions assessed Telemar regarding its use of the these ICMS tax credits, making claims similar to those made against the Company. In 2006, Telemar discontinued the practice of using these ICMS tax credits to offset ICMS payable by Telemar based on the evaluation of Telemar’s management and legal counsel of the probability of losses arising from the tax assessments made against Telemar.

After the acquisition of control of the Company by Telemar in January 2009, the Company’s new management changed the procedure that the Company had originally adopted in order to align the procedures for recognizing the Company’s ICMS credits with those of Telemar. The change to the Company’s procedure that was made in February 2009. Since the acquisition date, the Company has ceased to offset these ICMS tax credits against ICMS payable by the Company. Based on above, the Company believes that this change in estimate occurred subsequent to December 31, 2008 and, consequently, pursuant to SFAS 165 “Subsequent Events” and SFAS 154 “Accounting for Changes and Errors,” were recorded in the period of change.

Form 6-K/A furnished by Brasil Telecom S.A. on October 19, 2009

Note 18. Loans and financing, page F-29

e. Covenants, page F-31

3.	We note your response to prior comment 5. It appears that if you are not in compliance at December 31, 2009, you will have an event of default absent the waiver that you have received. Tell us the period of time that the waiver of the December 31, 2009 covenant covers (whether it is for longer than one year). Explain how you intend to assess the classification of the debt at December 31, 2009, assuming you are not in compliance at this date. In addition, please disclose that you are considered to have an event of default after violating a covenant for two consecutive semi-annual periods.

The Company advises the Staff that the waivers received by the Company cover the failures to achieve the EBITDA to Financial Expenses ratio specified in the BNDES debt agreements as of June 30, 2009 and the anticipated failure to achieve this ratios as of December 31, 2009. These waivers do not extend to future dates. Because under the covenants contained in the BNDES debt instruments are measured on a semiannual basis on each June 30 and December 31, the next date on which the Company will be required to comply with the EBITDA to Financial Expenses ratio covenant contained in the BNDES debt instruments will be June 30, 2010. When the financial statements included in the Form 6-K/A were originally issued, the Company believed that it was probable that it would comply with this covenant as of June 30, 2010 considering the facts and circumstances known at that time.

Following the issuance of those financial statements, the Company entered into amendments effective November 10, 2009 of its debt instruments with BNDES. Under these amendments, as from December 31, 2009, the financial ratios contained in these debt instruments will be calculated based on the consolidated financial statements of Tele Norte Leste Participações S.A., the indirect controlling shareholder of the Company. As of December 31, 2009, the Company was in compliance will all BNDES financial covenants and the Company’s management beleives that the Company will comply with all BNDES financial covenants for forseeable future periods.

As requested by the Staff, the Company confirms that it will include in future filings disclosure in the notes to the financial statements to the effect that, under the financing agreements with the BNDES, two consecutive violations of a covenant can cause an event of default.

4.	We note your response to prior comment 6, in which you state that you expect to comply with the reduced covenant ratio. Tell us whether you believe it is probable that you will meet these reduced ratios for the periods through June 30, 2010.

The Company advises the Staff that when the financial statements included in the Form 6-K/A were originally issued, the Company believed that it was probable that it would meet this reduced ratio for the periods through June 30, 2010 considering the facts and circumstances known at that time.

However, as a result of the Company’s recording of an additional provision for contingencies in the amount of R$1,084 million relating to civil legal claims with respect to the rights of holders of Financial Interest Agreements, particularly in the State of Rio Grande do Sul, the Company has restated its financial statements as of and for the six-months ended June 30, 2009. An English translation of these restated financial statements will be furnished to the Commission under cover of Form 6-K as soon as practicable.

Because the recording of this additional provision was expected to result in the Company’s failure to comply with the reduced ratio, the Company convened a meeting of its debentureholders on March 11, 2010 at which the indenture governing these debentures was amended to eliminate the obligation of the Company to comply with the reduced ratio for the period from June 30, 2009 through June 30, 2010. As a result, the Company’s management beleives that the Company will comply with the covenants under this indenture for forseeable future periods.

5.	We note your response to prior comment 7. Tell us the period of time that the waiver covers. In addition, tell us the terms of the cross-default provisions of the other debt agreements. In light of your determination that you probably would not comply with the covenant at September 30, 2009, explain to us in more detail why you believe you were not required to classify the other debt that is subject to cross-default provisions as a current liability at June 30, 2009.

The Company advises the Staff that as of the date of this letter the Company has received waivers covering the failures to achieve the consolidated EBITDA to consolidated interest expense ratio specified in the JBIC loan agreement as of June 30, 2009 and September 30, 2009 and the anticipated failure to achieve this ratio as of December 31, 2009. These waivers do not extend to future dates. Because under the covenants contained in the JBIC loan agreement are measured on a quarterly basis on each March 31, June 30, September 30 and December 31, the next date on which the Company will be required to comply with the consolidated EBITDA to consolidated interest expense ratio covenant contained in the JBIC loan agreement will be March 31, 2010.

The Indenture governing Brasil Telecom’s 9.375% notes due 2014 contains a cross-acceleration provision which would permit the creditors to accelerate these notes in the event that the JBIC debt (or any other indebtedness of Brasil Telecom) was accelerated.

The Indenture governing Brasil Telecom’s debentures contains a cross-acceleration provision which would permit the creditors to accelerate these debentures in the event that the JBIC debt (or any other indebtedness of Brasil Telecom with principal amount in excess of a stated threshold) was accelerated.

The BNDES debt instruments contain (1) a cross-default provision which would permit BNDES to accelerate this indebtedness only in the event of a default under other indebtedness to BNDES, and (2) a cross-acceleration provision which would permit BNDES to accelerate the indebtedness under these debt instruments in the event that the indebtedness under the debentures was accelerated.

The Company did not believe that it was probable that JBIC would accelerate the amounts due under the JBIC loan agreement.

Additionally, at June 30, 2009 and through the date of issuance of the financial statements, the JBIC loan had not been accelerated. The Company believes that Accounting Standards Codification (ASC) 470-10-45-1 (previously EITF 86-30) does not require classification of the above mentioned indebtedness as current as the lenders did not have the ability to accelerate those obligations pursuant to their rights under the cross-acceleration provisions. The Company also considered ASC 470-10-45-11 (previously ARB 43, paragraph Ch. 3A Par. 7) and 470-10-45-12 (previously FAS 78, paragraph 16) and similarly concluded that this indebtedness should not be classified as current liabilities pursuant to that guidance as this indebtedness is not callable under the cross-acceleration provisions. As stated above, the cross-acceleration provisions allow for the creditors to accelerate the maturity of the obligations only to the extent that the JBIC loan is accelerated.

Therefore, the Company believes that the classification of its other debts subject to cross-default or cross-acceleration provisions as current liabilities was not required.

* * *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please contact Mark O. Bagnall of White & Case LLP at 305-995-5225 or Marcelo Augusto Salgado Ferreira at +55 21 3131-2871, who assisted in preparing the responses to the Staff’s comments.

Very truly yours,

/s/ Tarso Rabello Dias
Tarso Rabello Dias
Treasury Director Brasil Telecom S.A.

cc:	Robert S. Littlepage, Jr., Accounting Branch Chief

Melissa Hauber, Senior Staff Accountant

Securities and Exchange Commission